Exhibit 99.1

Draganfly’s Vital Intelligence Smart Vital System Now Available in Fobi’s Venue Management System for Conferences & Events

Los Angeles, CA. September 21, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that its Vital Intelligence Smart Vital system has been integrated into Fobi AI Inc.'s (“Fobi”) (TSXV: FOBI) Venue Management System for Conferences & Events.

The venue management platform will now consist of Draganfly’s Smart Vital assessment system, Fobi’s Passcreator mobile Wallet passes, proprietary Smart Tap Devices, Smart Scan Pass Validation App and Insight Portal for event analytics.

Prior to an event, Fobi allows organizers to prompt guests to complete health screening on their phones. Using the phone’s camera, Draganfly’s Smart Vital system monitors, with voluntary consent, vital signs which include body temperature, heart rate, breathing rate and blood oxygen content (SpO2). It does not register any personal data of the individual being screened.

To watch how Fobi’s Venue Manage System for Conferences & Events works, please click here.

“Draganfly’s Vital Intelligence products have been game-changers for universities, corrections facilities, sporting events and large-scale conferences over the course of the past 18 months,” said Cameron Chell, Draganfly CEO. “We are excited to partner with Fobi on this critical platform that will help to ensure people can confidently attend conferences and events.”

In April, Fobi partnered with bdG Sports to run venue management at the MGM Resorts Championship PGA Event in Las Vegas. Recently, it has signed a deal to bring its venue management solutions to the Canadian Hockey League, the world’s largest development hockey league.

According to Pollstar, the COVID-19 global pandemic resulted in more than $30 billion USD in lost revenue for the live events industry in 2020. However, Market Research Future (MRFR) expects the global event management software market to reach nearly $14.6 billion USD by 2025 with a Compound Annual Growth Rate (CAGR) of 11.68%.

Fobi allows event organizers to manage access permissions based on automated health symptom pre-screening, customizable pre-screening questionnaires as well as vaccination status. It recently released CheckVax™ Validator, its universal app-less proof of vaccination validation solution, to support Smart Health Cards (SHCs), which have been adopted to verify vaccination credentials in parts of the U.S. and Canada.

“It is a difficult time for businesses. Our goal is to support them in their ability to comply with the health and safety protocols in place,” said Rob Anson, CEO of Fobi. “That’s why we are proud to have Draganfly as a partner. Their Vital Intelligence technology is helping us quickly and safely respond to changing market needs.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
Email: media@draganfly.com

Company Contact
Email: info@draganfly.com

About Fobi

Fobi (TSXV: FOBI) is a cutting-edge data intelligence company that helps our clients turn real-time data into actionable insights and personalized customer engagement to generate increased profits. Fobi's unique IoT device has the ability to integrate seamlessly into existing infrastructure to enable data connectivity across online and on-premise platforms creating highly scalable solutions for our global clients. Fobi partners with some of the largest companies in the world to deliver best-in-class solutions and operates globally in the retail, telecom, sports & entertainment, casino gaming, and hospitality & tourism industries.

For more information, visit: www.fobi.ai

Contact for Fobi

Rob Anson, CEO

Phone: 1-877-754-5336 Ext. 3

Email: ir@fobi.ai

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the successful integration and utilization of the Company’s Vital Intelligence Smart Vital system with Fobi’s Venue Management System for Conferences & Events. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.